UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company)

YAK COMMUNICATIONS INC.

(Name of Person Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

984208 20 7

(CUSIP Number of Class of Securities)

Charles Zwebner

Chairman and Chief Executive Officer

300 Consilium Place, Suite 500, Toronto, Ontario, Canada M1H 3G2

(647) 722-2752

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Olle

Adorno & Yoss LLP

2525 Ponce de Leon Blvd., Suite 400

Miami, Florida 33134-6012

(305) 460-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2006, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes thereto, the “Statement”) filed with the SEC on October 3, 2006. The Statement, as amended hereby, relates to the tender offer by Yakquisition Corp., a Delaware corporation (the “Purchaser”) a wholly-owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (“Globalive”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of Yak Communications Inc. (the “Company”), at a purchase price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated October 3, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer”.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 20, 2006, by and among the Purchaser, Globalive and the Company.

The information contained in the Statement is incorporated in this Amendment by reference to all of the applicable Items in the Statement, except as amended and supplemented by this Amendment. The remaining Items contained in the Statement have not been changed or updated and remain unchanged. This Amendment also amends the disclosure in the Company’s Schedule 14D-9 communication filed on September 21, 2006.

Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

Item 4. The Solicitation or Recommendation.

Item 4 of the Statement is amended by the following amendments.

1. The first paragraph on page 10 of the Statement immediately following the heading “Reasons for the Recommendation of the Board” is hereby replaced in its entirety by the following:

“In reaching its decision to approve the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board (acting upon the recommendation of the Independent Committee) determined the following reasons to support its recommendation:”

2. The item designated as number (6) on page 11 of the Statement is replaced in its entirety with the following:

“(6) The fact that the Offer and the Merger were the product of arm’s-length negotiations between Globalive and the Independent Committee, which was comprised of

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directors not otherwise affiliated with the Company, with the assistance of independent financial and legal advisors. Following these negotiations, the Independent Committee concluded that the terms of the Merger Agreement, including the Offer Price, were very likely the best that could be obtained from Globalive, and the representations, warranties and covenants of the parties, were customary for transactions of this nature and were not unusually restrictive or unfavorable to the Company. These negotiations resulted in changes to terms and conditions of the Merger Agreement (as noted above) to benefit the Company and its shareholders.”

3. The items designated as numbers (9) – (11) on page 11 of the Statement are replaced in their entirety by the following:

“(9) The fact that the stated purpose of the Offer and Merger is to take the Company private, and as a result, the Board and the Independent Committee determined that this would minimize or eliminate the costs associated with compliance (including complying with the Sarbanes-Oxley Act of 2002), insurance, regulatory and other costs of remaining a public company listed on the Nasdaq Global Market.

(10) The fact that Globalive’s and Purchaser’s obligations under the Merger Agreement were not subject to any financing condition, the representations in the Merger Agreement that sufficient funds will be available to Globalive and Purchaser to consummate the Offer and the Merger and Globalive’s financial strength, business reputation, capital resources and management.

(11) The fact that the Offer and Merger consideration is all cash, which provided simplicity and certainty in valuation, and expediency in making the Offer to the Company’s shareholders, as compared to a transaction involving non-cash consideration.”

4. The first paragraph on page 12 of the Statement immediately following the item designated as number (11) is replaced in its entirety by the following:

“The Board and the Independent Committee also considered certain risks and other potentially negative factors concerning the Offer, the Merger and the Merger Agreement. However, it ultimately determined that these factors were outweighed by the reasons that supported the Board’s determination. These potentially negative factors included:”

5. The paragraph immediately preceding the heading “Fairness Opinion” on page 12 of the Statement is replaced in its entirety by the following:

“The foregoing discussion of information and reasons considered and given weight by the Board and the Independent Committee is not intended to be exhaustive, but is believed to include a number of the material reasons, both positive and negative, considered by the Board and the Independent Committee. In evaluating the transactions, the members of the Board and the Independent Committee considered their knowledge of the business, financial condition and prospects of the Company, and the views of management of the Company and the Company’s financial and legal advisors. In view of the wide variety of reasons considered in connection with its evaluation of the transactions, the Board and the Independent Committee did not find it practicable to, and did not, assign relative weights to the reasons or determine that any reason was

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of particular importance in comparison with any other reasons. Rather, the Board and the Independent Committee viewed their determination and recommendation as a totality of the information presented to and considered by them.”

Item 8. Additional Information.

The following paragraph is inserted at the end of Item 8 of the Statement:

“Notwithstanding the forward-looking narrative as set forth in the September 21, 2006 press release issued by the Company, no forward-looking statements made in connection with the Offer, including any set forth in the subject press release, are eligible for the “safe harbor” protections offered by the Private Securities Litigation Reform Act of 1995.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

YAK COMMUNICATIONS INC.

By:	/s/ Charles J. Zwebner
Charles J. Zwebner
Chief Executive Officer and President

Dated: October 18, 2006

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